UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2023

WATER ON DEMAND, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 0001953442

Nevada	61-1775079
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13575 58th Street North, Suite 200

Clearwater, FL 33760

(Address of principal executive offices)

Tel: (727) 440-4603
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

In this report, the term “we,” “us,” “our” or “the Company” refers to Water on Demand, Inc.

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview

Water On Demand, Inc. (“WODI” or the “Company”) was incorporated on April 22, 2022, in Nevada as a wholly-owned subsidiary of OriginClear, Inc. (“OCLN”). The Company commenced operations in April 2022 and shares office space with OCLN at 13575 58th Street North, Suite 200, Clearwater, FL 33760. The Company’s main telephone number is (727) 440-4603 and its website is www.waterondemand.net.

As of this filing, WODI has no employees. Staffing, administrative support, and investment funding access are provided through a prospective management services agreement with OCLN.

This discussion of our financial condition and results should be read with the financial statements and notes in this Offering Circular. It includes forward-looking statements based on our plans, estimates, and beliefs, which may differ from actual results. Unless stated otherwise, the latest results discussed are as of June 30, 2023.

Critical Accounting Policies

The Securities and Exchange Commission (“SEC”) defines critical accounting policies as those requiring significant judgment, subjectivity, or complexity, often involving estimates that may change over time.

While not all accounting policies involve significant judgment, the following policies are considered critical under the SEC definition due to the degree of subjectivity and estimation involved.

The Company operates on a fiscal year ending December 31.

Revenue Recognition

For construction contracts, revenue and costs are recognized over time as performance obligations are satisfied, in accordance with ASC 606, Revenue from Contracts with Customers. Under ASC 606, revenue and profit are recognized when the customer gains control of the promised goods or services.

Unallocable indirect costs and general administrative expenses are expensed as incurred. If a contract loss is anticipated, the loss is recognized as soon as it is identified. Revisions to cost and profit estimates are reflected in the period they become known. Adjustments due to changes in job performance, conditions, penalties, or final settlements are recorded as determined.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

Significant estimates include assessments of goodwill and long-lived asset impairments, revenue recognition for percentage-of-completion contracts, allowances for uncollectible accounts, inventory valuation, valuations of non-cash capital stock issuances, and valuation allowances on deferred tax assets. These estimates are based on historical experience and other relevant factors that management considers reasonable. Changes in assumptions or conditions could result in different outcomes.

Fair Value of Financial Instruments

Fair value of financial instruments requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. As of June 30, 2023, the amounts reported for cash, prepaid expenses, accounts payable and accrued expenses approximate the fair value because of their short maturity.

Results of Operations

For the Six Months Ended June 30, 2023

The following table sets forth key components of our results of operations for the six months ended June 30, 2023, and the year ended December 31, 2022.

	Six Months Ended June 30,
	2023	2022
Revenue	$670,420	$-
Cost of Goods Sold	686,671	-
Operating Expenses
General and administrative expenses	284,220	15,000
Selling and marketing expenses	3,495	-
Total Operating expenses	287,715	15,000
Operating income (loss)	(303,966)	(15,000)
Net loss	$(9,220,198)	$(15,000)

Revenues

For the six months ended June 30, 2023, revenues were $670,420, compared to $0 for the same period in 2022. The increase in revenues reflects activity during the current period, as there were no revenue-generating activities in the prior period.

General and Administrative Expenses

General and administrative expenses for the six months ending June 30, 2023, were $284,220, compared to $15,000 for the same period in 2022. The increase is due to higher operational costs incurred during 2023.

Sales and Marketing Expenses

Sales and marketing expenses for the six months ended June 30, 2023, were $3,495, compared to $0 for the same period in 2022. The increase reflects marking efforts initiated in 2023.

Operating Income (Loss)

For the six months ending June 30, 2023, the Company reported an operating loss of $303,966, compared to an operating loss of $15,000 for same period in 2022. The net loss for the six months ending June 30, 2023, was $9,220,198, compared to a net loss of $15,000 for the same period in 2022.

Liquidity and Capital Resources

Liquidity refers to a company’s ability to generate funds to support operations, meet obligations, and sustain ongoing business activities. Key liquidity factors include cash flow from operations, accounts receivable and payable levels, and capital expenditures.

The financial statements are prepared on a going concern basis, assuming the Company will continue its operations, realize assets, and settle liabilities in the normal course of business. No adjustments are reflected in the financial statements for potential going concern challenges.

During the six months ended June 30, 2023, the Company used $(2,195,921) in net cash from operating activities. As of June 30, 2023, the Company had a working capital deficit of $(19,102,790) and an accumulated deficit of $(9,220,198), raising substantial doubt about the Company’s ability to continue as a going concern. This uncertainty was also highlighted by our independent auditors in their report for the period from April 22, 2022, to December 31, 2022.

The Company’s continued ability to operate as a going concern is dependent on securing additional financing. From December 31, 2022, to June 30, 2023, the Company raised $5,375,609 in convertible secured promissory notes and $36,600 from common stock issued under Regulation A. The Company is actively seeking further financing to support its ongoing operations.

Management believes that funding from existing and new investors, along with increased operational revenue, will provide the necessary capital to meet obligations and support future business development. However, there is no guarantee that such funding will be available, or if it is, that it will be on favorable terms.

We intend to fund our operations through increased revenue from operations and the remaining capital raised through our recent Regulation A offering.

Summary of Cash Flows for the Six Months Ended June 30, 2023 and 2022

As of June 30, 2023, we had approximately $756,291 in cash and cash equivalents. The following table presents a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2023	2022
Net cash used in operating activities	$(2,195,921)	$-
Net cash used in investing activities	(2,600,985)	-
Net cash provided by financing activities	5,375,609	-
Net increase (decrease) in cash and cash equivalents	578,703	-
Cash and cash equivalents at beginning of period	177,588	-
Cash and cash equivalent at end of period	$756,291	$-

Net cash used in operating activities for the six months ended June 30, 2023, was $(2,195,921), reflecting the funding of a net loss of $(9,220,198) and changes in working capital, including increases in accrued expenses and accounts payable. This compares to net cash provided by operating activities of $0 for the six months ended June 30, 2022. Cash flows from operations can vary significantly due to fluctuations in receivables, contract assets, prepaid expenses, and liabilities.

Net cash used in investing activities for the six months ended June 30, 2023, was $(2,600,985), compared to $0 for the same period in 2022. This outflow was primarily due to the purchase of SPAC notes payable in 2023.

Net cash provided by financing activities for the six months ended June 30, 2023, was $5,375,609, driven by proceeds from the issuance of convertible secured promissory notes and common stock under Regulation A. This compares to $0 for the six months ended June 30, 2022.

Capital Expenditures and Future Financing

We do not anticipate material capital expenditures over the next twelve months. While current funding from convertible debt and future revenues can support operating expenses in the short term, we will need additional financing to scale operations and drive long-term growth. Future financing efforts may include equity or debt issuances, credit facilities, or other mechanisms. However, market fluctuations or changes in the price of our common stock could complicate financing efforts, potentially leading to dilution or issuance of senior securities.

Going Concern and Future Funding Needs

The ability of the Company to continue operations is contingent on securing additional funding and achieving revenue growth. While we estimate that our current cash on hand, future revenues, and the ability to raise additional capital will allow us to continue operations, there can be no assurance that these assumptions will hold. Without additional financing, we may need to scale back or cease operations.

Recent Trends

Several factors are likely to impact future performance, including: trends, demands, commitments, events, or uncertainties that are reasonably likely to impact future operating results and financial conditions are set forth throughout this Report. These factors include:

●	Revenue Volatility: Revenue for the six months ended June 30, 2023, was $670,420, a significant decline compared to prior periods. Securing new contracts and business opportunities will be critical to reversing this trend.

●	Liquidity and Capital Needs: The Company remains dependent on external financing, having raised $5,375,609 from financing activities during the period. Additional capital is required to address working capital deficits and support operations.

●	Market and Economic Risks: Fluctuations in equity and debt markets may impact financing options. Adverse economic conditions could result in higher borrowing costs or increased shareholder dilution.

●	Expense Management: Operating expenses for the period included $284,220 in general and administrative costs and $3,495 in sales and marketing expenses. Effective cost management remains a priority as the Company seeks to scale its operations.

●	Investor Dependence: The Company’s ability to continue operations is contingent on securing new investors and maintaining existing investor participation.

●	Regulatory and Competitive Environment: Changes in regulations, industry dynamics, and market competition may impact future performance. The Company actively monitors these factors to mitigate potential risks.

Trend Information

Our primary objective is to meet client demand for our technology while ensuring consistent performance and reliability in the field. The Company is focused on scaling operations to efficiently fulfill orders as demand grows.

For the year ended December 31, 2022, sales trends reflected demand across all product and service lines. The sales pipeline remains strong, with continued interest from both existing and prospective clients. However, as is common in business-to-business transactions, sales cycles can vary significantly. While some contracts are executed within 30 days, others may take several years, influenced by customer budget constraints, financing requirements, legal and facilities reviews, and other operational considerations.

To address these challenges, the Company is streamlining sales processes to enhance efficiency. By implementing structured, repeatable procedures, we aim to reduce sales cycle times and accelerate revenue recognition. These efforts are expected to support long-term, sustainable growth as demand and client needs continue to evolve.

Critical Accounting Policies and Use of Estimates

Our discussion and analysis of operating results and financial condition are based on the financial statements included in this offering circular. The preparation of these financial statements in accordance with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenue, expenses, and disclosures of contingent assets and liabilities. These estimates are based on historical experience and other factors deemed reasonable under the circumstances and are evaluated on an ongoing basis. Actual results may differ from these estimates.

Critical accounting policies are those that materially affect our financial statements and require difficult, subjective, or complex management judgments. A thorough understanding of these policies is essential when reviewing our financial statements. These policies involve significant estimates and assumptions that impact financial reporting and may change over time. For a complete summary of our significant accounting policies, refer to the notes to the financial statements included in this offering circular.

Off-Balance Sheet Arrangements

As of June 30, 2023, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see “Item 3 – Financial Statements” below.

Recent Developments

None.

Item 2. Other Information

None.

Item 3. Financial Statements

Balance Sheets

As of June 30, 2023 (unaudited) and December 31, 2022 (audited)

	June 30,	December 31,
	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$756,292	$177,588
Contracts receivable, net allowance of $355,453	571,903	-
Total Current Assets	$1,663,747	$177,588
NET PROPERTY AND EQUIPMENT	-	-
NON-CURRENT ASSETS
Due from related party	2,283,000	-
SPAC Class B common shares purchase cost	400,000	400,000
Security deposit	-	-
Total Non-Current Assets	$2,683,000	$400,000
TOTAL ASSETS	$4,346,747	$577,588
LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable and other payable	$689,738	$63,005
Accrued expenses	282,649	-
Customer deposit and escrow	38,200	-
Tax liability 83(b)	13,600	15,600
Related party liability	331,285	69,000
Convertible secured promissory notes	12,729,089	1,352,491
Total Current Liabilities	$14,297,301	$1,500,096
TOTAL LIABILITIES	$14,297,301	$1,500,096
SHAREHOLDERS’ DEFICIT
Common Stock	500	500
Additional paid in capital - Common stock	216,652	24,500
Accumulated deficit	(10,167,706)	(947,508)
TOTAL SHAREHOLDERS’ DEFICIT	(9,950,554)	(922,508)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$4,346,746	$577,588

The accompanying notes are an integral part of these financial statements.

Water on Demand, Inc.

Statements of Operations

	Six Months Ended June 30
	2023	2022
Revenue	$670,420	$-
Cost of goods sold	686,671	-
Gross Profit	(16,251)	-
Operating Expenses
Selling and marketing expenses	3,495	-
General and administrative expenses	284,220	15,000
Total Operating Expenses	287,715	15,000
Loss from Operations	(303,966)	(15,000)
OTHER INCOME (EXPENSE)
Impairment of receivable from SPAC	(2,600,985)	-
Conversion and settlement value added to note purchase agreements	(6,037,589)	-
Interest expense	(277,658)	-
TOTAL OTHER EXPENSE	(8,916,232)	-
NET LOSS	$(9,220,198)	$(15,000)

BASIC AND DILUTED	(1.84)	-

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING,
BASIC AND DILUTED	5,007,260	-

The accompanying notes are an integral part of these financial statements.

Water on Demand, Inc.

Statement of Stockholders’ Equity

For the Six Months Ended June 30, 2023 (unaudited)

	Six Months Ended June 30, 2022
	Preferred stock		Common stock		Additional Paid-in-	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance at December 31, 2021	-	$-	-	$-	$-	$-	$-
Net Loss	-	-	-	-	-	(15,000)	(15,000)
Balance at June 30, 2022	-	$-	-	$-	$-	$(15,000)	$(15,000)

	Six Months Ended June 30, 2023
	Preferred stock		Common stock		Additional Paid-in-	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance at December 31, 2022	1,001,475	$-	5,000,000	$500	$24,500	$(947,508)	$(922,508)
Issuance of Series A and B Preferred stock granted to Series Y investors at fair value	-	-	7,260	-	192,152	-	192,152
Net Loss	-	-	-	-	-	(9,220,198)	(9,220,198)
Balance at June 30, 2023	1,001,475	$-	5,007,260	$500	$216,652	$(10,167,706)	$(9,950,554)

The accompanying notes are an integral part of these financial statements.

Water on Demand, Inc.

Statements of Cash Flows

For the Six Months Ended June 30, 2023, and June 30, 2022 (unaudited)

	Six Months Ended June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,220,198)	$(15,000)
Adjustment to reconcile net loss to net cash used in operating activities:
Loss (gain) on net change in valuation of derivative liability
Stock based compensation expense	155,852	-
Impairment of receivable from SPAC	2,600,985	-
Conversion and settlement value loss on WODI	6,037,589	-
Change in Assets (Increase) Decrease in:
Contracts receivable	(571,903)	-
Contract asset	(335,552)	-
Other assets	(2,283,000)	15,000
Change in Liabilities Increase (Decrease) in:
Accounts payable	626,733	-
Accrued expenses	282,351	-
Contract liabilities	212,739	-
Other liabilities	262,285	-
Tax liability 83(b)	(2,000)	-
Trust escrow	38,200	-
Net cash used in operating activities	(2,195,921)	-

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of SPAC notes payable	(2,600,985)	-
Net cash used in investing activities	(2,600,985)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible secured promissory notes	5,339,009	-
Common stock issued for RegA cash	36,600	-
Net cash provided by financing activities	5,375,609	-

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	578,703	-
CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD	177,588	-
CASH AND CASH EQUIVALAENTS END OF PERIOD	$756,291	$-

The accompanying notes are an integral part of these financial statements.

Water on Demand, Inc.

Notes to the Financial Statements (Unaudited)

June 30, 2023

1.	ORGANIZATION AND LINE OF BUSINESS

The accompanying condensed consolidated financial statements of Water On Demand, Inc. (WODI”) have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) for interim financial information. These statements do not include all disclosures required for annual financial statements.

For additional details, refer to the audited financial statements and footnotes included in the Form 10-K of OriginClear, Inc. (“Parent Company”) for the year ended December 31, 2022, and Form 10-Q for the six months ended June 30, 2023.

Organization

WODI was incorporated in Nevada on April 22, 2022. Supported by its parent company, WODI is developing the Water On Demand business model, which enables private businesses to pay for water treatment services on a per-gallon basis under the Design-Build-Own-Operate (DBOO) framework. WODI collaborates with regional water service providers to finance, build, and operate these systems.

On November 16, 2022, WODI filed a Regulation A Offering Circular with the SEC, allowing investors to invest directly in WODI with a minimum investment of $1,000.

On December 22, 2022, WODI acquired 100% of the membership interests in Fortune Rise Sponsor LLC (Sponsor) for $1,137,267. This included $400,000 for 2,343,750 shares of Class B Common Stock in Fortune Rise Acquisition Corporation (FRLA), a blank-check company formed in 2021, and $737,267 to reimburse prior SPAC extension payments. The Class B shares are convertible into Class A shares. To finance the acquisition, WODI issued convertible secured promissory notes with an annual interest rate of 10%. As of June 30, 2023, the outstanding balance on these notes was $12,729,089, maturing 12 months from issuance with options for two six-month extensions.

In January 2023, WODI signed a non-binding Letter of Intent (“LOI”) with FRLA for a potential business combination. The agreement was updated in September 2023 to designate the newly merged WODI/PWT entity as the acquisition target. On October 24, 2023, WODI and FRLA entered into a definitive Business Combination Agreement (“BCA”). To support the combination process, WODI funded extensions of FRLA’s merger timeline to November 5, 2024.

To maintain FRLA’s timeline for completing its initial business combination, WODI assumed responsibility for extension payments. This included payments for extensions from November 5, 2022, to February 5, 2023, and from February 5, 2023, to May 5, 2023, which totaled $977,500. On April 10, 2023, FRLA shareholders approved a final extension of the deadline to November 5, 2023.

On April 14, 2023, WODI acquired the parent company’s Modular Water Systems (MWS) business through an Asset Purchase Agreement. This transaction transferred intellectual property, patents, business models, and related assets to WODI in exchange for 6,000,000 shares of WODI common stock. Effective immediately, MWS accounts receivable, accounts payable, and revenue were assigned to WODI. As part of the acquisition, WODI obtained the global master license for proprietary water treatment technologies, along with rights to file patents for any future advancements.

As of June 30, 2023, WODI held cash and cash equivalents totaling $756,291, primarily reflecting proceeds from financing activities. The Company’s financial obligations included $12,729,089 in outstanding convertible secured promissory notes.

Line of Business

With the support of its Parent Company, WODI is developing WOD, an outsourced water treatment business offering private businesses the ability to pay for water treatment and purification services on a per-gallon basis. This approach, known as Design-Build-Own-Operate (“DBOO”), involves collaborating with regional water service companies to finance, build, and operate water treatment systems.

As part of WODI’s early-stage development, the Parent Company consolidated its MWS division and its wholly owned subsidiary, PWT, into WODI. PWT, given its established operating history, became the master corporate entity and was subsequently renamed Water On Demand, Inc. This restructuring integrated MWS and WODI’s operations into the renamed entity.

Currently, WODI consists of two operating divisions, MWS and PWT, alongside WOD, which remains a development-stage business. For financial reporting purposes, WODI is considered a single reporting unit.

The Parent Company continues to support WODI’s business combination agreement (BCA) process, provide management services to WODI and the potential post-merger entity, and initiate non-binding agreements for potential acquisitions. These activities will depend on the outcome of the BCA process and related strategic developments

Going Concern

The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if WODI is unable to continue as a going concern. These factors, among others raise substantial doubt about WODI’s ability to continue as a going concern. Our independent auditors, in their report on the Parent Company’s audited financial statements for the year ended December 31, 2022 expressed substantial doubt about our ability to continue as a going concern.

The ability of WODI to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, achieving a level of profitable operations and receiving additional cash infusions. During the period ended June 30, 2024, WODI obtained funds from the issuance of convertible note agreements. Management believes this funding will continue from its’ current investors and from new investors. Management believes the existing shareholders and prospective new investors will provide the additional cash needed to meet WODI’s obligations as they become due and will allow the development of its core business operations. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to WODI. Even if WODI is able to obtain additional financing, it may contain restrictions on our operations, in the case of debt financing or cause substantial dilution for our stockholders, in case of equity financing.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

This summary of significant accounting policies is presented to assist in understanding WODI’s financial statements. The financial statements and accompanying notes are the responsibility of WODI’s management, which is responsible for their integrity and objectivity. These accounting policies conform to GAAP and have been consistently applied in the preparation of the financial statements.

Principles of Consolidation

WODI’s financial accounts are included in the consolidated financial statements of its parent company for the six months ended June 30, 2023, and 2022, as well as for the year ended December 31, 2022.

Cash and Cash Equivalent

WODI considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as disclosures of contingent assets and liabilities at the reporting date. Actual results may differ from these estimates.

Significant estimates include assessments related to impairments of long-lived assets, revenue recognition for percentage-of-completion contracts, allowances for uncollectible accounts, warranty reserves, inventory valuation, derivative liabilities and other conversion features, fair value measurements, valuations of non-cash stock issuances, and the valuation allowance on deferred tax assets. These estimates are based on historical experience and other factors deemed reasonable under the circumstances.

Net Earnings (Loss) per Share Calculations

Basic loss per share is calculated by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is calculated similarly but includes the effect of potentially dilutive securities, such as stock options, warrants, and convertible instruments, if their inclusion would be dilutive.

For the six months ended June 30, 2023, and 2022, WODI’s diluted loss per share was the same as its basic loss per share, as the inclusion of potential common shares would have been anti-dilutive.

Revenue Recognition

WODI recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration expected to be received.

Nature of Contracts and Performance Obligations

Engineered Water Treatment Solutions

WODI designs, manufactures, and installs water treatment systems for municipalities, industrial clients, and commercial entities. Performance obligations typically include the delivery and installation of water treatment systems that meet specific customer requirements.

Revenue from these contracts is recognized over time as performance obligations are satisfied, using the cost-to-cost input method, which reflects progress toward completion. The transaction price is based on fixed contract fees, with any variable consideration, such as performance bonuses, estimated at contract inception and constrained to prevent significant revenue reversals.

Sales Price Calculation

The transaction price for each contract is based on agreed terms, including fixed fees and any variable consideration. Variable consideration is estimated at inception and constrained to ensure revenue is not subject to significant future reversals when uncertainties are resolved.

Contract Modifications

Contract modifications are recognized when they create or alter enforceable rights and obligations. Any impact on transaction prices and performance obligations is accounted for in the period the modification is approved.

Significant Judgements and Estimates

☐	Estimating Progress Towards Completion: For long-term contracts, we use the cost-to-cost method to estimate progress towards completion, considering total costs incurred relative to total estimated costs to complete the project.

☐	Variable Consideration: Estimates to variable considerations are constrained to ensure that recognized revenue is not subject to significant reversals in future periods.

Material Rights and Obligations

WODI’s contracts may provide customers with material rights related to effective water treatment solutions and ongoing maintenance services. The company’s obligations include designing, manufacturing, delivering, installing, and maintaining water treatment systems, as well as providing continuous water treatment services under the DBOO model.

Contract Receivable

WODI bills customers based on contractual terms, typically on a progressive basis as work is completed. Credit is extended following an evaluation of the customer’s financial condition, and collateral is not required.

WODI maintains an allowance for doubtful accounts to address potential credit losses. Management evaluates receivables monthly using both quantitative and qualitative analyses of past-due accounts. An allowance is recorded for uncollectible amounts when all reasonable collection efforts have been exhausted, and recovery is deemed unlikely.

As of December 31, 2022, the net contract receivable balance was $0. As of June 30, 2023, the net contract receivable balance was $571,903, with an allowance for doubtful accounts of $355,453. As of December 31, 2022, the net contract receivable balance was $0.

Indefinite Lived Intangibles and Goodwill Assets

WODI accounts for business combinations under the acquisition method of accounting in accordance with ASC 805, “Business Combinations,” where the total purchase price is allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values. The purchase price is allocated using the information currently available, and may be adjusted, up to one year from acquisition date, after obtaining more information regarding, among other things, asset valuations, liabilities assumed and revisions to preliminary estimates. The purchase price in excess of the fair value of the tangible and identified intangible assets acquired less liabilities assumed is recognized as goodwill.

WODI tests for indefinite lived intangibles and goodwill impairment in the fourth quarter of each year and whenever events or circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable. In accordance with its policies, WODI performed a qualitative assessment of indefinite lived intangibles and goodwill at June 30, 2023 and December 31, 2022 and determined there was no impairment of indefinite lived intangibles and goodwill.

Promissory Notes

From December 22, 2022, through June 30, 2023, WODI and its parent company, made payments totaling $5,051,985 on behalf of FRLA to cover operating expenses and extension payments. In exchange, WODI and the Parent Company received unsecured promissory notes from the FRLA (the “SPAC Notes”) in an aggregate principal amount of $5,051,985.

The SPAC Notes are non-interest bearing and payable, subject to the waiver of FRLA trust provisions, on the earlier of (i) the consummation of FRLA’s initial business combination or (ii) FRLA’s liquidation. FRLA may elect to prepay the principal balance of the notes at any time.

Impairment of receivable

Although the payments made on behalf of FRLA are recorded as amounts receivable by WODI, the company determined that FRLA may not have sufficient funds to fully repay both Class A shareholders and WODI for the amounts advanced. As a result, WODI recognized an impairment expense of $2,600,985 for the period ended June 30, 2023. This amount was recorded as an expense on the consolidated income statement.

If WODI successfully merges with FRLA, all amounts paid by WODI on behalf of FRLA, including any future payments made until the merger is consummated, will be recoverable by WODI.

Recording of membership interest

As of June 30, 2023, and December 31, 2022, WODI recorded the purchase of Class B Founder Shares at the lower cost or market. The purchase price of $400,000 is reflected on the consolidated balance sheet as other assets.

Recently Issued Accounting Pronouncements

Management reviewed currently issued accounting pronouncements and does not believe that any newly issued, but not yet effective, accounting standards, if adopted, would have a material effect on the accompanying condensed financial statements.

3.	CAPITAL STOCK

WODI Common Stock

On February 17, 2023, the SEC qualified the Offering Circular for WODI’s Regulation A (Reg A) offering, intended to raise capital for WOD projects.

On March 9, 2023, the Parent Company announced a limited preview of the Reg A offering.

As of June 26, 2023 (the “Termination date”), the Parent Company suspended the sale of securities under Reg A. As of the Termination Date, 12,000 shares were sold, generating total proceeds of $60,000.

As of June 30, 2023, WODI had 5,007,2560 shares issued and outstanding.

4.	RESTRICTED STOCK GRANTS AND WARRANTS

Restricted Stock Grants

Between August 12, 2022, and August 3, 2023, WODI entered into Restricted Stock Grant Agreements (“RSGAs”) with its Board members, employees, and consultants to incentivize economic performance and enhance the Company’s value. Under these agreements, up to 15,550,000 shares of WODI common stock may be issued upon achieving specified milestones and vesting requirements.

Restricted shares vest incrementally based on WODI’s uplisting to a national securities exchange and subsequent trading volume. If WODI does not achieve an exchange listing within three years of the RSGA effective date, 25% of the restricted shares will vest on the three-year anniversary, with an additional 6.25% vesting quarterly thereafter.

As of June 30, 2023, no milestones were achieved, and no costs were recognized for the RSGAs. There were 2,581,344 total issuable shares under the RSGAs as of that date. During the six months ended June 30, 2023, no restricted shares vested, and no costs associated with the milestones were recognized, as milestone achievement was deemed not probable.

Warrants

During the six months ended June 30, 2023, WODI issued 1,427,049 warrants, generating proceeds of $426,230.

5.	CONVERTIBLE PROMISSORY NOTES

Between December 2021 and December 31, 2022, WODI issued convertible secured promissory notes totaling $8,270,500 to investors, bearing an annual interest rate of 10%. Additionally, an investor exchanged $250,000 of the Parent Company’s Series X preferred stock and $100,000 of its Series R preferred stock for a WODI convertible secured promissory note.

During the six months ended June 30, 2023, WODI raised an additional $2,042,500 through the issuance of convertible secured promissory notes with the same 10% annual interest rate.

Further, under settlement, conversion, and redemption agreements, shareholders redeemed an aggregate of 139,560,037 shares of the Parent Company’s common stock. The cash equivalent of these redemptions, based on the fair market value at the redemption dates, was used to purchase WODI convertible secured promissory notes. A loss of $1,297,000 resulting from these agreements was recognized in the consolidated statements of operations.

As of June 30, 2023, WODI had outstanding convertible secured promissory notes totaling $20,068,589.

6.	REVENUE FROM CONTRACTS WITH CUSTOMERS

Equipment Contracts

WODI recognizes the loss as soon as it is determined. Revenues and related costs on equipment contracts are recognized over time as performance obligations are satisfied, in accordance with ASC 606, Revenue from Contracts with Customers. Under ASC 606, revenue and associated profit are recognized as the customer obtains control of the goods and services promised in the contract. Unallocated indirect costs and corporate general and administrative expenses are charged to the periods in which they are incurred. In the event of a foreseeable loss on a contract, WODI recognizes the loss as soon as it is determined.

For the six months ended June 30, 2023, and 2022, total revenue from contracts with customers was $670,420 and $0, respectively.

Contract assets represent revenues recognized in excess of amounts billed on contracts in progress, while contract liabilities represent billings in excess of revenues recognized on contracts in progress. Contract-related assets and liabilities are included in current assets and current liabilities on the balance sheet, as they are expected to be liquidated in the normal course of contract completion.

As of June 30, 2023, and December 31, 2022, contract assets were $571,903 and $0, respectively. Contract liabilities as of the same dates were $212,739 and $0, respectively.

7.	COMMITMENTS AND CONTINGENCIES

Facility Rental – Related Party

PWT, a subsidiary of WODI, rents a 12,000-square-foot facility located at 2535 E. University Drive, McKinney, TX 75069. The current monthly rent is $8,500.

Related Party Transactions

WODI transfers funds to its Parent Company, on an as-needed basis to support operations and provide intercompany transfers to its subsidiaries. As of June 30, 2023, and December 31, 2022, WODI reported balances of $331,285 and $69,000, respectively, due to the Parent Company and its subsidiaries.

Warranty Reserve

Customer projects are generally guaranteed against defects in material and workmanship for one year from the date of completion, with some guarantees extending beyond one year for specific areas of construction and materials. Management believes that existing insurance policies adequately cover potential claims.

Item 8. Exhibits

INDEX TO EXHIBITS

Exhibit Number	Description	Filed/ Furnished/ Incorporated by Reference from Form
1.1	Placement Agent Agreement	Filed Previously
2.1	Second Amended and Restated Certificate of Formation	Filed herewith
2.3	Unanimous Written Consent of the Board of Directors	Filed herewith
2.5	Bylaws	Filed herewith
4.1	Subscription Agreement	Filed Previously
8.1	Form of Escrow Agreement	Filed Previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Clearwater, Florida, February 26, 2025.

Water On Demand, Inc.

/s/ T. Riggs Eckelberry
By: T. Riggs Eckelberry, Chief Executive Officer

Pursuant to the requirements of Regulation A, this Offering Statement has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ T. Riggs Eckelberry
By: T. Riggs Eckelberry, as Chief Executive Officer, and Director

/s/ Prasad Tare
By: Prasad Tare, as Principal Financial Officer, Principal Accounting Officer

/s/ Byron Elton
By: Byron Elton, as Director
/s/ Jean-Louis Kindler
By: Jean Louis Kindler, as Director
/s/ Anthony Fidaleo
By: Anthony Fidaleo, as Director

Date: February 26, 2025